BY EDGAR AND BY HAND

March 9, 2007

Mary Fraser
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

Re:	Greenlight Capital Re, Ltd. Form S-1 Registration Statement Filed January 16, 2007 File No. 333-139993

Dear Ms. Fraser:

This letter is being submitted in response to the comments given by the Staff of the Division of Corporate Finance of the United States Securities and Exchange Commission (the ‘‘Commission’’) set forth in your letter dated February 24, 2007 to Leonard Goldberg, Chief Executive Officer of Greenlight Capital Re, Ltd. (the ‘‘Company’’), with respect to the above-referenced registration statement (the ‘‘Registration Statement’’). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response.

For your convenience, we set forth each comment from your letter in bold typeface and include the Company’s response below it.

Comments applicable to the entire document

1.	We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

• Summary Financial Data	• The Option Grants Table
• Use of Proceeds	• Shares Eligible for Future Sale
• Capitalization	• The Principal Stockholders Table
• Dilution	• Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a ‘‘red herring’’ prospectus.

We note the Staff’s comment and represent that we will amend the Registration Statement throughout to reflect the Staff’s comment once such information is available.

2.	Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

We note the Staff’s comment. Please note that the Company intends to use only one graphic, photographic and artistic material in the Registration Statement, namely, the Company’s logo, which is included in the Registration Statement.

3.	In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. In the introductory paragraph on page 1 you indicate that you have included a glossary of reinsurance terms beginning on page G-1 and that throughout the prospectus you have printed these terms in boldfaced type the first time they are used. Technical jargon should not appear in the forefront of the prospectus. Please refer to Rule 421 of Regulation C. In the remainder of the prospectus you should minimize the use of jargon. If you cannot convey information without using jargon, please explain what the jargon means at the first place the terms appear. Your reliance on a glossary is not sufficient. Additionally, eliminate the use of boldface type for these terms.

We note the Staff’s comment and have revised the document to remove technical jargon in the forefront of the prospectus and minimized the jargon throughout the remainder of the prospectus. Additionally, the use of boldface type on defined terms has been eliminated.

Prospectus Cover Pane

4.	Please remove the term ‘‘Joint Book-Running Managers’’ from the cover page. You may discuss the details of your underwriting arrangement in the ‘‘Underwriting’’ discussion.

The Registration Statement has been amended to reflect the Staff’s comment.

Summary – page 1

Company Overview – page 1

5.	The description of what you do is written in language that is very vague and amorphous. Please revise it to explain, clearly and concisely, what your business is and how you conduct it. Here are some examples of the type of language that needs to be revised. You should make similar revisions throughout the document wherever this sort of language appears, such as in the Risk Factors and the ‘‘Business’’ section.

•	‘‘a differentiated reinsurance and investment strategy’’

•	‘‘opportunistically offering customized reinsurance solutions in market segments that we believe present favorable risk-adjusted return characteristics’’

•	‘‘an absolute return, value-oriented philosophy’’

•	‘‘we seek to capitalize on market dislocations...’’

•	‘‘structured to align the interests of our clients with our own’’

•	‘‘attempts to generate superior, long-term risk-adjusted returns by primarily investing ... in developed markets’’

•	‘‘a value-oriented investment manager that seeks to identify a company’s fundamental economic drivers and to exploit market pricing inefficiencies in order to maximize risk-adjusted returns’’

•	‘‘traditional reinsurance metrics’’

•	‘‘proprietary actuarial modeling techniques’’

•	‘‘maintaining a disciplined balance sheet’’

•	‘‘retrocessional protection...in order to mitigate concentrations of risk’’

•	‘‘our internal return hurdle’’

•	‘‘risk-free rate instead of historical investment returns’’

•	‘‘superior risk-adjusted return characteristics’’

The Registration Statement has been amended throughout to reflect the Staff’s comment.

6.	The term ‘‘absolute return, value-oriented philosophy’’ may easily be misunderstood by investors as referring to a guaranteed return. Please revise to eliminate the use of this term when referring to your investment strategy.

The Registration Statement has been amended throughout to reflect the Staff’s comment.

7.	It appears that you are conducting your business in a fashion very different from the way that reinsurance companies generally conduct their business. We think that you need to clearly, but briefly, outline in the summary how your operations differ from that of most reinsurance companies. You should also clearly state that your short operating history does not provide an adequate basis for evaluating the potential success of your approach to the reinsurance business. You should provide a significantly more detailed discussion of the differences in the ‘‘Business’’ section. The more detailed discussion should also contain an explanation of the basis for your belief that your operations will produce results superior to those of traditional reinsurance companies.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 1, 2 and 50-51 of the Registration Statement.

8.	Please expand the discussion in the third paragraph of the ‘‘Overview’’ to indicate that the company has only minimal oversight over the investment activities of DME Advisors, LP and briefly explain how your arrangement differs from that normally found between a reinsurance company and its investment advisor(s).

The Registration Statement has been amended to indicate that the company has only minimal oversight over the investment activities of DME Advisors, LP. Please see page 2 of the Registration Statement. Furthermore, we disclose on page 21 of the Registration Statement our relationship with DME Advisors, LP and any potential conflicts.

9.	In the same paragraph, please delete the reference to an ‘‘annualized return’’ and replace it with the actual return for each fiscal year since your inception.

We have deleted the reference to ‘‘annualized return’’ and the Registration Statement has been amended to reflect the Staff’s comment.

10.	Please expand the first paragraph on page 2 to include a discussion of the payouts to date under your reinsurance contracts. Since reinsurance claims need time to develop, the current presentation does not give a balanced picture of your current financial condition. Your disclosure should make this clear and should discuss how these results are likely to change in the future.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 2 of the Registration Statement.

11.	Since you indicate, in the fourth bullet on page 3, that you expect your reinsurance contracts to be ‘‘sizable,’’ and since you have such a limited operating history, please disclose the number and size of the agreements you have entered into since you began your underwriting activities in April of 2006.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 4 of the Registration Statement.

Market Trends and Opportunities – page 2

12.	You say that the property and casualty insurance industry experiences shortages of capacity in ‘‘certain product lines’’ from time to time and that you intend to focus on these lines. Please expand the discussion to briefly discuss where these shortages are occurring at the present time and what lines your reinsurance contracts currently cover.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 2 of the Registration Statement.

Our Competitive Strengths – page 2

13.	This section is repeated verbatim in the Business section. Please revise to provide a summary here, rather then repeating the entire section. Similarly, revise ‘‘Our Strategy.’’

We note the Staff’s comment. In lieu of summarizing our Summary, we have abbreviated the Company Overview contained within the Business section of the Registration Statement and excluded ‘‘Our Strategy’’ and ‘‘Our Competitive Strengths’’ from the Business Section.

14.	Please balance the discussion of your competitive strengths by including a discussion of your weaknesses. The discussion of your weaknesses should be of equal prominence. Please note that while you consider the non-traditional investment approach to be a strength of your business, the approach carries more risk than the traditional investment approach used by many insurance companies. The risks associated with your investment approach, including the percentage of your assets invested in equity securities should be described in your summary and discussed in more detail in the risk factor section.

We note the Staff’s comment but respectfully submit that we had already included a balanced presentation of the Company’s weakness in ‘‘Risks Relating to Our Business and This Offering’’ on page 5 of the Registration Statement. We note, however, that we did provide a fuller description of the weaknesses contained in titles of each of the ‘‘Risks Relating to Our Business and This Offering’’ to more prominently disclose our weaknesses.

15.	Please quantify the comparisons and claims you make in the second and third bullets under this subheading.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 3 of the Registration Statement.

16.	In the second bullet point you state that your goal is to achieve attractive economic returns without focusing on traditional reinsurance metrics. Please explain what metrics you will use to measure the economic returns of your reinsurance contracts.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 3 of the Registration Statement.

17.	Please identify the ‘‘traditional fixed-income portfolios’’ you are comparing your results to in the third bullet point.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 3 of the Registration Statement.

18.	Please refer to the last bullet in this subsection, where you state that your balance sheet ‘‘is not encumbered by issues of historic loss reserve adequacy, uncollectible retrocession or indebtedness.’’ Please delete the word ‘‘unencumbered’’ and explain that the reason your balance sheet does not include these ‘‘issues’’ is that you have been in business for less than one year so you have not yet had time for these issues to develop. You should also address the likelihood that these ‘‘issues’’ will affect your balance sheet in the future. You should also address the difficulty that a new reinsurer has in estimating its need for reserves and the fact that you are making equity investments in a rising equity market.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 4 of the Registration Statement.

Our Strategy – page 3

19.	In the third bullet you say that part of your strategy is ‘‘managing our capital prudently relative to our risk exposure.’’ Please briefly explain here, and in more detail in the ‘‘Business’’ section, how your operations and investing strategy are designed to accomplish this.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 4, 5 and 58 of the Registration Statement.

20.	Please refer to the fourth bullet in this section. Please revise the bullet to explain why reinsurance companies traditionally invest in fixed-income investment strategies, and discuss the potential downside risk of your investment strategy.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 5 of the Registration Statement.

Risks Relating to Our Business and this Offering – page 4

21.	Please revise the third bullet point to include a discussion of how your customized approach may present additional uncertainty in establishing reserves.

We note the Staff’s comment. However, we disagree that our customized approach may create additional uncertainty in establishing reserves. We do acknowledge that our intention to write a smaller number of sizeable transactions may be less reliable than reserving for a greater number of smaller transactions and have revised the Registration Statement to reflect this sentiment on page 5.

22.	Please refer to the first bullet on page 5. Please tell us, with a view towards disclosure in the prospectus, how often A.M. Best will be reviewing your operations and whether you are subject to more scrutiny as a new company.

A.M. Best has advised us that they will formally review our operations once a year, as they do with all companies, whether new or well established. We also stay in close contact with A.M. Best throughout the year, keeping them abreast of new developments on a monthly or quarterly basis (depending on the information). Finally, we meet with A.M. Best on an informal basis when major events have happened or are about to occur.

23.	Please revise the first bullet point on page 5 to disclose the number of your current reinsurance contracts that allow the policy holder to terminate the reinsurance agreement if your rating is downgraded. Disclose the rating that you must maintain to ensure that the agreements will not be terminated.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 6 of the Registration Statement.

24.	Please briefly explain, in the last bullet on page 4, why you will be required to obtain letters of credit and disclose the amount of your current outstanding letters of credit and your letter of credit facilities.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 6 of the Registration Statement.

25.	Please tell us, with a view towards disclosure in the prospectus, what exception from the Investment Company Act you are relying on and provide us with an analysis supporting your determination that the exception is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exception might be deemed inapplicable to your operations, please disclose these reasons here. We may have further comment after reviewing your response.

The Company relies on Rule 3a-6 of the Investment Company Act of 1940, as amended (the ‘‘Investment Company Act’’), which exempts foreign insurance companies from the provisions of the Investment Company Act. Under Rule 3a-6, a foreign insurance company is defined as an insurance company incorporated or organized under the laws of a country other than the United States that is:

•	regulated as such by that country’s government or any agency thereof;

•	engaged primarily and predominantly in the writing of insurance agreements or the reinsurance of risks on such agreements underwritten by insurance companies; and

•	not operated for the purpose of evading the provisions of the Investment Company Act.

As described in the Registration Statement, the Company and its sole wholly-owned subsidiary, Greenlight Reinsurance, Ltd. (‘‘Greenlight Reinsurance’’), are both incorporated under the laws of the Cayman Islands. Greenlight Reinsurance has been granted an unrestricted Class B Insurers License from the Cayman Islands Monetary Authority (‘‘CIMA’’), under the terms of the insurance laws of the Cayman Islands. Greenlight Reinsurance is subject to regulation by CIMA and as the holder of an Unrestricted Class B Insurance License is permitted to undertake insurance business from the Cayman Islands. As further described in the Registration Statement, the Company, through Greenlight Reinsurance, is engaged primarily and predominantly in the reinsurance of risks on insurance agreements underwritten by insurance companies.

Although the Company strongly believes that it meets the conditions of Rule 3a-6, we also believe that the risk factor provides appropriate disclosure because as is stated on page 18, there is a lack of guidance as to the meaning of ‘‘primarily and predominantly’’ under Rule 3a-6 of the Investment Company Act, including the fact that there is no standard for the amount of premium that needs to be written by an insurance or reinsurance company relative to its level of capital in order to qualify for the exception under Rule 3a-6.

26.	Please further explain the aspects of your operations that would not be permissible under the Investment Company Act if the exception were not available to you. We may have further comment after reviewing your response.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 18 of the Registration Statement.

27.	Please refer to the last bullet on page 5. We note that elsewhere in the document you indicate that both companies were characterized as PFIC’s in 2005 and apparently in 2006 as well. Please disclose this in the bullet.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 6 of the Registration Statement.

The Offering – page 7

28.	Please tell us why you believe it is appropriate to exclude the shares being purchased by Mr. Einhorn in the concurrent private placement from the information included in this prospectus. In the alternative, please revise the document to include this information.

We note the Staff’s comment and have revised the Registration Statement to include the Class B Ordinary Shares being purchased by Mr. Einhorn in the concurrent private placement in the information included in the Registration Statement.

Summary Financial Data, page 8

Selected Consolidated Financial Data, page 32

29.	The number of shares you use to calculate basic adjusted book value per share is different from that used to calculate basic earnings per share. It appears that you use shares outstanding at the end of the period to calculate your basic adjusted book value per share. It is not clear how you calculate your diluted adjusted book value per share. Please add footnotes to clarify how you calculate your basic and diluted adjusted book values per share. In addition, please disclose the shares used to calculate your diluted adjusted book value per share.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 10 of the Registration Statement.

Risk Factors – page 10

30.	Please revise to include a separate standalone risk factor discussing the risks involved in the concentration of your business in eight reinsurance agreements and three brokers. Your risk factor should identify the insured party in the agreements constituting 10% or more of your total revenues and the brokers. Additionally, Item 601(b)(10)(ii)(B) requires that every material contract ordinarily accompanying the kind of business conducted by the registrant must be filed as an exhibit if the business is substantially dependent on the agreement. It would appear that you are required to file many of these reinsurance agreements as exhibits to your registration statement. If you have agreements with these brokers, they should also be filed as exhibits.

We note the Staff’s comment. However, we do not believe that the concentration of our reinsurance business as of December 31, 2006 is indicative of our future prospect or operations and therefore, does not constitute a material risk. As of December 31, 2006 and as of the date hereof, we had executed an aggregate of 9 and 16 contracts, respectively, with an aggregate premium volume of approximately $74 million and $153 million, respectively. Given that we only obtained our A− (Excellent) rating from A.M. Best & Co. in August 2006, we believe that our ability to write business prior to that date is indicative of the strength of our underwriting team. The A− (Excellent) rating from A.M. Best, together with net proceeds that we anticipate receiving from the offering and the concurrent private placement, will enable us to underwrite more transactions such that the concentration of our contracts will be decreased significantly in 2007. Accordingly, we do not believe that the concentration of our business as of December 31, 2006 merits a stand-alone risk factor.

On page 53, we have identified First Protective Insurance Company as the counterparty to our largest contract as of December 31, 2006, which contract constitutes more than 10% of our premiums written as of December 31, 2006. However, as we write reinsurance contracts in the ordinary course of our business, many of which we expect to generate significant premium, we do not believe that the contract is material to our operations as a whole and, therefore, have not filed it.

We note that we do not have any contracts with brokers.

31.	Please include a separate risk factor disclosing that your focus on customized reinsurance solutions and business that is difficult to place or that is not already sold by brokers may make your reinsurance products more difficult to price than standard reinsurance agreements and the potential consequences. Alternatively, explain why you believe the risk factor is not appropriate.

We note the Staff’s comment. However, by providing customized reinsurance solutions tailored to meet the needs of clients with risks in underserved markets or where capacity is constrained, we believe that we will offer products in demand. In addition, because we rely on the data we receive from our clients to customize our reinsurance contracts, and then model and analyze that direct data, we believe we are in a better, not worse, position to price our products. Accordingly, we have not included a separate risk factor as requested.

32.	Please include a risk factor discussing the consequences of not purchasing retrocessional coverage or explain to us why you believe that it does not constitute a significant risk.

We note the Staff’s comment. We do not believe that our lack of retrocessional coverage constitutes a risk. We underwrite business that we believe is well within the reach of our capital. In the event that we choose to underwrite a larger amount of business that would then require us to protect our capital, we may seek to purchase retrocessional coverage. We note for your attention that we do discuss the ramifications of being unable to purchase retrocessional coverage if needed in the risk factor entitled ‘‘We may be unable to purchase reinsurance for the liabilities we reinsure...,’’ located on page 17 of the Registration Statement.

33.	Please include a separate risk factor discussing the difference between Cayman Islands requirements and Delaware requirements relating to interested party transactions.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 17 of the Registration Statement.

Our results of operations will fluctuate from period to period and may not be indicative of our long-term prospects. – page 10

34.	Please briefly explain why your investment strategy is likely to be more volatile than traditional fixed-income strategies.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 11 of the Registration Statement.

We are a start-up operation and there is limited historical information available for investors to evaluate our performance or a potential investment in our Class A Ordinary Shares. – page 10

35.	Please expand the third bullet to identify what an acceptable ‘‘financial strength rating’’ would be.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 11 of the Registration Statement.

36.	Please include a bullet discussing the fact that you have not yet had to pay out on claims, or have only made minimal payments, under your reinsurance agreements.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 12 of the Registration Statement.

37.	In the last bullet you refer to ‘‘the risk of an adverse tax characterization if we are unable to implement our business plan.’’ You need to discuss this in greater detail. Please quantify the risk and provide an adequate factual context for evaluating it.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 12 of the Registration Statement.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit. – page 11

38.	Please explain what a ‘‘reinsurance intermediary’’ is.

The Registration Statement has been amended to replace ‘‘reinsurance intermediary’’ with ‘‘reinsurance broker.’’ Please see page 12 of the Registration Statement.

39.	Since you are a start-up company, please explain how you expect to compete in regard to ‘‘experience in the particular lines of reinsurance to be written.’’ Also discuss how your plan to write in whatever lines of reinsurance you believe are subject to ‘‘market dislocation’’ at a given time will affect your ability to compete on the basis of experience.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 12 of the Registration Statement.

40.	Identify the dominant competitors in your industry. Provide similar disclosure in the ‘‘Competition’’ discussion.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 12 and 57 of the Registration Statement.

Our losses may exceed our loss reserves, which could significantly and negatively affect our business. – page 11

41.	Please provide a quantified discussion of your loss reserve activities to date.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 13 of the Registration Statement.

The property and casualty reinsurance market may be affected by cyclical trends. – page 11

42.	Please discuss where in the cycle the industry is at the present time. To the extent you are operating in specific and or limited lines at the present time, you should focus on the situation in those lines in the specific geographical areas you are covering. The current discussion is too vague and generic to be meaningful.

We note the staff’s comment. The Registration Statement has been amended to reflect the Staff’s comment with respect to specific lines. Please see page 13 of the Registration Statement. However, we have not identified cyclicality with respect to specific geographical areas because we intend to pursue attractive opportunities in markets that are underserved or capacity constrained wherever the opportunities may arise, and, therefore, conditions in one geographical area at any time is not representative of our future business.

A downgrade or withdrawal of our A.M. Best rating would significantly and negatively affect our ability to implement our business strategy successfully. – page 12

43.	You say that A.M. Best may downgrade your rating ‘‘as a result of a variety of factors including the risk factors included in this prospectus.’’ It is unclear why your rating would be downgraded as a result of risk factors. Please explain. If there are specific risks discussed in the risk factors that could affect your rating you should identify them specifically. We may have additional comments after considering your response.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 14 of the Registration Statement.

44.	To the extent that any of your current reinsurance agreements are terminable upon a downgrade or withdrawal of your A.M. Best rating, disclose the number of agreements that are terminable and the percentage of your current business that they represent. If the agreements would require you to transfer premiums you retain on a funds withheld basis to a beneficiary trust, please disclose this information. Additionally, disclose the rating you must maintain in order to prevent the agreements from being terminable.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 14 of the Registration Statement.

Our failure to maintain sufficient letter of credit facilities or to increase our letter of credit capacity on commercially acceptable terms as we grow could significantly and negatively affect our ability to implement our business strategy. – page 12

45.	Please describe the potential consequences of a decline in the market value of your portfolio if banks are willing to accept your investment portfolio as collateral. For example, are they likely to require additional capital or reduce the letter of credit facility?

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 14-15 of the Registration Statement.

The inability to obtain business provided from brokers could adversely affect our business strategy and results of operations. – page 13

46.	Please disclose the number of brokers you are relying on. Please also identify them or explain to us why you believe this is not material information for investors.

We note the Staff’s comment. We do not believe it is appropriate to identify the brokers on which we rely to obtain business in the risk factors. As of December 31, 2006, we had received submissions from 26 different brokers. In addition, we have sent broker security packages to 14 different brokers and have received 12 approvals and await responses from the other two. We will seek to establish relationships with multiple brokers and we do not believe that we are reliant on a small enough number of brokers so as to constitute a material risk. Please note that we do discuss our relationships with specific brokers and the percentage of business received from three brokers on page 53 of the Registration Statement.

The risks associated with insurance underwriting could adversely affect us. – page 14

47.	Please revise the risk factor heading to describe the risks associated with insurance underwriting and the potential adverse effects.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 16 of the Registration Statement.

48.	Please disclose the number of quota-share and whole book of business arrangements you have entered into to date. Also disclose your aggregate potential liabilities under these arrangements.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 16 of the Registration Statement.

We may be unable to purchase retrocession and if we successfully purchase retrocession, we may be unable to collect, which could adversely affect our business, financial condition and results of operations. – page 14

49.	Please explain what the term ‘‘retrocession’’ refers to.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 17 of the Registration Statement.

50.	Please disclose whether you have entered into any retrocessional arrangements to date.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 17 of the Registration Statement.

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy. – page 15

51.	Under what circumstances could your reinsurance license be suspended or revoked?

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 18 of the Registration Statement.

We are subject to the risk of becoming an investment company under U.S. federal securities laws. – page 15

52.	We note your statement that registered investment companies are not permitted to operate their business in a manner in which you operate your business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. Please describe the operations you would not be permitted to engage in and the relationships you would not be permitted to have if it were determined that you were an investment company that was required to be registered. Additionally, describe the consequences to your business if you were prohibited from these operations and relationships.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 18-19 of the Registration Statement.

Insurance regulators in the United States or elsewhere may review our activities and claim that we are subject to that jurisdiction’s licensing requirements. – page 16

53.	You refer to proposed legislation and regulations that may negatively affect you. Please briefly discuss the legislation and proposed regulations. Currently, a potential investor will not be able to evaluate the impact of these factors on your operations.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 19 of the Registration Statement.

Current legal and regulatory activities relating to certain structured insurance products could affect our business, results of operations and financial condition. – page 16

54.	Please identify the ‘‘certain structured insurance products’’ you are referring to and discuss what the issues involving these products are. Also disclose whether you sell any of these or similar products. If so, disclose the amount of your revenue attributable to these products.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 19 of the Registration Statement.

Potential conflicts of interest with DME Advisors may exist that could adversely affect us. – page 17

55.	Please explain the affiliation between you and Greenlight Capital Inc. If DME has any policies relating to the allocation of investment opportunities among its clients, please describe them. If no such policies exist, include this information and explain how such decisions are made.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 21 of the Registration Statement.

Our investment portfolio may be concentrated in a few large positions which could result in large losses. – page 18

56.	Please revise to describe the diversification of your current investment portfolio. For example, do you have 20% of your assets committed to any one investment?

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 21 of the Registration Statement.

The ability to use ‘‘soft dollars’’ may provide DME Advisors with an incentive to select certain brokers that may take into account benefits to be received by DME Advisors. – page 19

57.	Please explain the term ‘‘soft dollars’’ and explain the benefits that DME Advisors receive. Additionally, if accurate, disclose that the benefits that DME Advisors receive will not be passed through to you and the soft dollar arrangements present a conflict of interest between you and DME Advisors.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 23 of the Registration Statement.

The Advisory Agreement has limited termination provisions. – page 19

58.	Please revise to describe the circumstances under which you would be able to terminate the agreement and disclose the date that the agreement expires.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 23 of the Registration Statement.

Certain of our investments may have limited liquidity and lack valuation data. – page 19

59.	Please revise to disclose that DME Advisors ability to determine the value of any investments with limited liquidity or no public market constitutes a conflict of interest as DME Advisors fee is based on the value of the value of the investment portfolio.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 23 of the Registration Statement.

Increased regulation or scrutiny of alternative investment strategies may affect our investment portfolio or our business reputation. – page 20

60.	Please explain the term ‘‘alternative investment strategies.’’ Would increased regulation of alternative investment managers affect your investment agreement with DME Advisors? Please describe these potential effects.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 24 of the Registration Statement.

Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC compliance. – page 22

61.	We note your statement that holders of Class A Ordinary Shares will be effectively entitled to more than one vote per share. Please state what it means to be ‘‘effectively’’ entitled to more than one vote per share. Additionally, in an appropriate location in your document, provide enough information for shareholder to determine how many votes per share they would be entitled to if they purchase shares in the offering.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 26 of the Registration Statement.

Use of Proceeds – page 29

62.	Please expand the discussion to discuss, in reasonable detail, what you intend to use the proceeds of this offering for and the amount that you will use for each purpose. It is not sufficient to state that you will use the proceeds for ‘‘additional capital’’ and ‘‘general corporate purposes.’’ If you have no current specific plan for the proceeds, or a significant portion thereof, you should so state and discuss your principal reasons for the offering at the present time.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 33 of the Registration Statement.

Dividend Policy – page 29

63.	Please quantify the amount of cash currently available for the payment of dividends.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 33 of the Registration Statement.

Capitalization – page 30

64.	Please revise your disclosure in the second bullet point to briefly indicate the nature of the pro forma transactions that are listed in footnote three.

We note the Staff’s comment. However, please note that we have deleted the pro forma transactions as we do not believe the disclosure is still relevant with the inclusion of full year financials.

65.	Please revise your share capital presentation and footnote two disclosure to clearly disclose the shares of each class of common stock authorized and issued for your ‘‘pro forma’’ and ‘‘as adjusted for...’’ columns as well as your historical column. Please ensure that you clearly indicate either here or in footnote four that some of your Class B common stock will automatically convert to Class A common stock if your offering and associated private placement are consummated.

As noted above in our response to your Comment No. 64, we have deleted the pro forma transactions as we do not believe the disclosure is still relevant with the inclusion of full year financials.

Dilution – page 31

66.	Please revise your disclosure to include the pro forma adjustments you include in your capitalization table on page 30. Please ensure that you start with your historical tangible net book value per share and show the effect of the pro forma adjustments to determine a pro forma tangible net book value before showing the effects of your offering and associated private placement.

As noted above in our response to your Comments No. 64 and 65, we have deleted the pro forma transactions as we do not believe the disclosure is still relevant with the inclusion of full year financials.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Premium Revenues and Risk Transfer, page 35

67.	Please represent to us that, in any future filings under the Exchange Act of 1934, you will disclose whether you record any material adjustments in the current period related to prior period estimates of premiums written and earned.

We note the Staff’s comment and confirm to you that in any future filings under the Exchange Act of 1934, the Company will disclose whether it records any material adjustments in the current period related to prior period estimates of premiums written and earned.

Loss and Loss Adjustment Expense Reserves, page 36

68.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind as they relate to your current filing and any potential future Exchange Act filings in providing us your responses to the comments listed below.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

a.	You disclose that you establish your reserves for losses and loss adjustment expenses based in part on reports received from ceding companies and historical experience. We believe that the use of cedant data poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please revise your disclosure to discuss the risks associated with making this estimate based on information received from cedants, and the effects and expected effects this uncertainty has or will have on your judgments and assumptions in establishing the assumed loss reserve. Please address the following items to help describe the uncertainty:

1.	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

2.	The time lag from when claims are reported to the cedants to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

3.	How you specifically use the information received from the cedants in determining your assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

4.	Although you may not currently have a significant backlog related to the processing of assumed reinsurance information, please represent to us that you will disclose the impact of such a backlog on your reserves in future Exchange Act filings;

We note the Staff’s comment and represent that we will disclose the impact of a significant backlog on our reserves relating to the processing of assumed reinsurance information, if any, in future Exchange Act filings.

5.	What process you perform to determine the accuracy and completeness of the information received from the cedants;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

6.	How you resolve disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

7.	How you use historical loss information to validate your existing reserves and/or as a means of noticing unusual trends in the information received from the cedants when you have recently begun underwriting operations. To the extent you use industry data, please disclose the types of data you utilize.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

b.	On page 37, you disclose that you initially reserve every account to the expected value of the pricing analysis. This sentence could be read to imply that you record the expected losses under the contract on the day signed. If this is true, please explain to us and revise your disclosure accordingly to indicate why you would record up-front an estimate of all losses to be incurred under the contract. Please reference for us the authoritative literature you rely upon to support your position. Otherwise, please revise your disclosure to clearly indicate when you accrue these losses.

The Registration Statement has been amended to clarify that we do not record expected losses under our contracts on the day they are signed. Please see page 41 of the Registration Statement.

c.	Please revise your discussion of the procedure and methods you used to determine your reserve for loss and loss adjustment expenses to address the following items:

1.	Explain how the methods you use for your short-tail business differ from the methods you use for any long-tail business and identify when you use each method identified.

As stated on page 41, we reserve for each individual non-property catastrophe contract to the expected loss and loss expense ratio in our pricing analysis. We do not use specific methods for short-tail business that necessarily differ from the methods we use for long-tail business. Accordingly, we have not identified particular circumstances in which we use each method that we identify.

2.	Clarify how you apply the identified actuarial methods. In this regard, for example, explain how you utilize the paid loss development method when you recently began your underwriting operations and do not have significant history of paid claims.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

3.	Identify the unique development characteristics of each material short-tail and long-tail line of business.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

4.	Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

d.	Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

1.	If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 41 of the Registration Statement.

2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

We note the Staff’s comment and represent that we intend to include MD&A disclosure that identifies the amount of any adjustment or reversal, the method we used to determine it, and the specific underlying reasons that explain why we believe an adjustment or reversal is necessary, if such an adjustment or reversal is made.

e.	If in the future, you significantly revise your provision for losses of insured events of prior years please represent to us that, in any future Exchange Act filings, you will:

1.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

We note the Staff’s comment and represent that if, in the future, we significantly revise our provision for loss of insured events of prior years, we will, in any future Exchange Act filings, identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience or information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

We note the Staff’s comment and represent that if, in the future, we significantly revise or provision for loss of insured events of prior years, we will, in any future Exchange Act filings, ensure that our disclosure clarifies the timing of the change in estimate, such as why recognition occurred in the prior periods that it did and why recognition in earlier periods was not required.

f.	If in the future, you record significant reserves for loss and loss adjustment expenses please represent to us that, in any future Exchange Act filings, you will identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please represent that you will disclose the following:

We note the Staff’s comment and represent that if, in the future, we record significant reserves for loss and loss adjustment expenses, we will, in any future Exchange Act filings, identify and describe the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.

1.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

We note the Staff’s comment and represent that we will quantify and explain, for each of our key assumptions, what caused them to change from the assumptions used in the immediately preceding period. We will make such disclosure as a supplement to disclosure that we provide in response to Industry Guide 6.

2.	Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

We note the Staff’s comment and represent that we will explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

g.	If in the future, you record significant reserves for loss and loss adjustment expenses please represent to us that, in any future Exchange Act filings, you will show investors the potential variability in the most recent estimate of your loss reserve by quantifying and presenting, preferably in a tabular format, the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. In addition, please represent that you will explain why you believe the scenarios quantified are reasonably likely.

We note the Staff’s comment and we represent that, if in the future we record significant reserves for loss and loss adjustment expenses, we will, in any future Exchange Filing Act, show investors the potential variability in the most recent estimate of our lost reserve by quantifying and presenting the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. We represent that we will also explain why we believe the quantified scenarios are reasonably likely. We will make an effort to show the above information in tabular format.

Results of Operations, page 38

69.	Please revise to explain that a combined ratio of 118% signifies a loss of $0.18 for each $1.00 of premiums earned.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 44 of the Registration Statement.

Liquidity and Capital Resources

Sources and Uses of Funds, page 41

70.	Although your current reserve for loss and loss adjustment expenses may not be material to your financial statements taken as a whole, please revise your disclosure to address your current and anticipated future asset and insurance liability matching process. In this regard, please address how you anticipate matching the maturities of your investments with the timing of the payments of your insurance obligations. As you invest mainly in equity securities and carry all your investments as trading securities, please explain the potential impact of declines in market values on your ability to meet current insurance obligations.

We note the Staff’s comment. However, we do not match our asset and liabilities as most of our investments do not have fixed maturities. Please see page 46 of our Registration Statement for a discussion on this point.

Contractual Obligations and Commitments, page 43

71.	Please revise your disclosure to include your profit commissions in your contractual obligations table or explain to us why they are properly excluded from your table.

We note the Staff’s comment. However, we do not believe that our profit commissions constitute a significant enough obligation so as to require disclosure in the contractual obligations section of the

Registration Statement. Profit commissions are one of several types of liabilities that reinsurance companies typically group under the balance sheet liability caption of reinsurance balances payable. Other items that are often included in this caption are losses payable, commission and brokerage expenses payable, and other similar expenses. Profit commissions are similar in some respects to other reinsurance liabilities often found on a reinsurance company’s balance sheet such as deposit liabilities or funds withheld. Profit commissions are simply accrued liabilities resulting from reinsurance contracts.

Typically, the amounts reported as reinsurance balances payable and, in particular, profit commissions payable, are not significant when compared to loss and loss adjustment expenses. Due to the start up nature of our underwriting operations and the fact that 2006 was a benign year for natural catastrophe losses, our year end loss reserves are very small. Profit commissions are not generally regarded as a longer term liability and thus not included on a commitments schedule. If loss experience is high, causing significant loss reserves to be established, then profit commission accruals would be small. Conversely, when loss experience is lower and profit commissions are accrued, those contracts are typically terminated and the profit commissions are paid.

Notwithstanding the foregoing, we have included disclosure on our profit commissions payable and expenses as of December 31, 2006 on page 54 to address, in large part, the Staff’s comment.

72.	Please describe and identify the private equity vehicles.

We note the Staff’s comment. We believe that our obligations with respect to the private equity vehicles are immaterial from an investor’s perspective. The aggregate value of these obligations is de minimis and we expect that they will be fulfilled within a year’s time. Further, as of the date hereof, our investment guidelines prohibit us from having more than 10% of our investment portfolio invested in private equity. Our investments through these private equity vehicles are in companies involved in ethanol production and in real estate, and are unrelated to our reinsurance operations. For these reasons we respectfully submit that the names of these entities them are not relevant to an investor and do not need to be included in the Registration Statement.

Quantitative and Qualitative Disclosures About Market Risk, page 43

73.	Please revise your disclosure to specifically address the market risk associated with your derivative financial instruments carried for trading purposes. Otherwise, explain to us why this disclosure is not warranted.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 48 of the Registration Statement.

Foreign Currency Risk, page 44

74.	Your investments in securities denominated in foreign currencies appear to be material to your total investments. Please disclose the major concentrations of this foreign currency risk and one of the three quantitative disclosure alternatives provided in Item 305(a)(1) of Regulation S-K. Otherwise, please explain to us why this disclosure in not warranted.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 48 of the Registration Statement.

Products, page 48

75.	Please disclose the percentage of your current business that falls within each of these categories.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 52 of the Registration Statement.

Marketing and Distribution, page 49

76.	Please identify the three brokerage firms that accounted for 62.1%, 14.8% and 11.0% of your premiums written.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 53 of the Registration Statement.

Alignment of Company and Client’s Interests, page 50

77.	Please provide further explanation as to how you use profit commissions, self-insured retentions, co-participation and restatement premiums to align your interests with those of your clients.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 54 of the Registration Statement.

Competition, page 52

78.	Please explain what it means to be an open market reinsurer.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 57 of the Registration Statement.

Investment Results, page 52

79.	Please explain the terms ‘‘notional exposure basis,’’ ‘‘full notional basis’’ and ‘‘delta-adjusted basis.’’

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 60 of the Registration Statement.

Investment returns, page 25

80.	We note that your net investment income includes interest from the promissory note, please explain what promissory note you are referring to.

We have deleted the reference to the promissory note. Please see page 60 of the Registration Statement.

Management, page 59

81.	Please revise the descriptions of the business backgrounds of your officers and directors to provide the following information:

•	The dates that Mr. Courtis was employed by European International Reinsurance Company Ltd.;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 64 of the Registration Statement.

•	The dates that Mr. Hedges was employed by Platinum Underwriters Bermuda, Ltd.;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 64 of the Registration Statement.

•	Mr. Brooks’ employment from 2003 to the present. If Mr. Brooks is retired, include the month and year of his retirement;

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 65 of the Registration Statement.

•	The dates of Mr. Platt’s employment with Amarna Corporation, LLC.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 65 of the Registration Statement.

Certain Relationships and Related Parties, page 78

82.	Please disclose whether you are affiliated with Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Greenlight Masters and L.P., Greenlight Masters Offshore I, Ltd. If you are explain how you are affiliated.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 84 of the Registration Statement.

83.	We note that your advisory agreements with DME Advisors began on January 1, 2007. Please disclose whether the fees paid to DME during 2005 and 2006 were calculated the same way they will be calculated under your new agreement. If they were calculated differently, please disclose how they were calculated.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 85 of the Registration Statement.

Promissory note, page 79

84.	Please disclose the interest paid on the note each year.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 85 and 86 of the Registration Statement.

Tax Considerations, page 89

85.	Please file a tax opinion as an exhibit and revise the disclosure in the registration statement to identify the name of the firm providing the tax opinion and to clarify that the discussion included in the registration statement is a summary of their opinion. If you continue to include a summary in the registration statement, the opinion should be a long form opinion. Alternatively, you may include the opinion in the registration statement and file a short form opinion.

The Registration Statement has been amended to reflect the Staff’s comment. Please see Exhibit 8.1 and page 96 of the Registration Statement.

86.	Please revise to clearly state the opinion. In many instances, your discussion presents uncertainty. You may use the words ‘‘should’’ or ‘‘more likely than not...’’ or alternative phrases to clarify that some degree of uncertainty exists. In such case, it is necessary to explain why you cannot give a ‘‘will’’ opinion and describe the degree of uncertainty. In many instances, you have merely provided a description of the law. For example, see the discussion of ‘‘Passive Foreign Investment Companies.’’ This is not acceptable.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 96-107 of the Registration Statement.

Experts, page 106

87.	In the context of Item 304(a)(1)(i) of Regulations S-K, it appears that you dismissed KPMG LLP on December 12, 2006. If true, please revise your disclosure to clearly state your dismissal.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 113 of the Registration Statement.

88.	You indicate that you had no disagreements with KPMG and that there were no reportable events in the two most recent fiscal years and the interim period preceding your determination to dismiss KPMG. The interim period preceding your determination is unclear. Please ensure that your statement regarding disagreements and reportable events covers the interim period through the date of dismissal.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 113 of the Registration Statement.

89.	Please provide the letter from KPMG required by Items 304(a)(3) and 601(a)(16) of Regulation S-K and file this letter as Exhibit 16.

The Registration Statement has been amended to reflect the Staff’s comment. Please see Exhibit 16.1 to the Registration Statement.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

90.	Please revise the presentation of your assets and liabilities in your annual and interim financial statements to comply with Rule 7-03(a) of Regulation S-X.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page F-3 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2:    Significant Accounting Policies

Investments in Securities and Securities Sold, Not Yet Purchased, page F-7

91.	You disclose that you classify all investments in equities and bonds as trading securities under SFAS 115. You appear to include securities for which exchange quotations are not readily available in this classification. Please explain to us how your accounting for private equity securities complies with paragraph 46 of SFAS 60.

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages F-3, F-9, and F-12 of the Registration Statement. Our policy note with respect to equity securities that do not have readily determinable fair values is disclosed on page F-8. Given that there are no material unrealized gains or losses on these securities, there is no other comprehensive income to report. We have reported losses that are other than temporary in net investment income.

Note 6:    Share Capital, page F-14

92.	Please revise your footnote disclosure to discuss your registration rights obligations as indicated on pages 79 and 82. Please disclose your accounting for these obligations.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page F-16 of the Registration Statement.

93.	On pages F-14 and F-15 you disclose your option issuances to consultants and employees. In both instances you indicate that you utilized a 30% volatility factor in your assessment of the fair value of the options. You also indicate that you utilized a sample of select property and casualty reinsurers to determine the 30% volatility factor. Please revise your disclosure to clearly indicate the apparent differences between your company and those in your sample. In this regard, please disclose whether any of these companies were recent public companies with limited underwriting activity and discuss the potential impact on volatility associated with your policy to treat investments in debt and equity securities as trading securities. It would appear that your investment policy would result in more volatile earnings which in turn could reasonably be expected to result in more volatile enterprise values.

We note the Staff’s comment. However, we do not believe that the requested disclosure would be meaningful to our investors and, therefore, we respectfully have not included any such disclosure in the Registration Statement.

We examine the historical volatility of a sample group of nine reinsurance companies and also calculated a spread between the implied and historical volatility of the sample group. We then added the historical volatility and the spread to obtain the implied volatility of 30%.

Note 9:    Taxation, page F-16

94.	Please disclose here and in MD&A the aggregate dollar and per share effects of your Cayman Islands tax holiday. In addition, please revise your disclosure to clearly indicate why you were granted this holiday. Please see SAB 11:C.

We note the Staff’s comment. Please note, however, that we do not pay tax on income or capital gains because the Cayman Islands does not impose this tax on any entity, not because we have been granted a tax holiday. We have been granted an exemption from paying any taxes that might be imposed in the future for a period of approximately twenty years from the date of application, as described on pages 96 and F-18 of the Registration Statement. However, because the state of taxation, or the lack thereof, in the Cayman Islands is permanent, we do not believe we need to show the effects of this condition in our Registration Statement.

Interim Consolidated Financial Statements

Consolidated Balance Sheets, page F-17

95.	Please revise the captions of your reinsurance balances receivable and reinsurance balances payable to clearly indicate the nature of these items. Even though you disclose that you have not yet ceded any balances to another insurer, your reinsurance receivable could be confused with retrocession recoverables. Please clarify whether your receivable relates to premiums or other items. It appears that your reinsurance payable relates to your profit commission arrangements. Please clarify.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page F-3 of the Registration Statement.

Note 2:    Significant Accounting Policies

Acquisition Costs, page F-22

96.	Please revise your disclosure to clarify whether your acquisition costs vary with and are directly attributable to the acquisition of insurance contracts.

The Registration Statement has been amended to reflect the Staff’s comment. Please see page F-8 of the Registration Statement.

Segment Information, page F-25

97.	Please provide your revenue by each product or group of similar products as required by paragraph 37 of SFAS 131. It appears that groupings based on the major product lines you disclose on page 48 would be appropriate.

We note the Staff’s comment. However, we respectfully submit that we operate in one segment: property and casualty reinsurance, with one group of similar products in this segment. The fact that we operate in only one segment is supported by our internal organization and evaluation system wherein we employ generalist underwriters rather than product line specialist underwriters employed by most reinsurance companies. Additionally, we do not evaluate ourselves on the basis of specific product lines, which is also typical of most reinsurance companies. Accordingly, we do not believe that providing information on revenues earned by product line is appropriate.

Note 6:    Loss and Loss Adjustment Expense Reserves, page F-30

98.	Please revise your disclosure to remove your provision for profit commissions or explain to us how your presentation complies with paragraphs 10 through 12 of SOP 94-5.

The Registration Statement has been amended to remove the profit commissions to reflect the Staff’s comment.

99.	It appears that your profit commissions are substantial compared to your loss and loss adjustment expenses. Please revise your disclosure in MD&A and Business, as appropriate, to clearly explain your profit commission provisions and any other participating features of your contracts. In this regard, please explain the mechanics of the provisions resulting in your accrual at September 30, 2006 and how you are able to estimate these obligations. In addition, please disclose whether you have other participating features that may not yet be applicable and/or whether you expect future profit commissions and other participating features to be as material in future periods.

We note the Staff’s comment and refer the Staff to page 54 of the Registration Statement, which has been amended to reflect the Staff’s comment. However, because we do not believe that profit commissions will be substantial compared to our loss and loss adjustment expenses on a go-forward basis, we have not included the disclosure in the MD&A.

Part II

Item 15.    Recent Sales of Unregistered Securities

100.	Please revise items 3 – 6 to identify the investors or class of investors. Please note that ‘‘accredited investors’’ is an acceptable class of investors but unaccredited investors is not. Additionally, disclose the number of investors in each offering

The Registration Statement has been amended to reflect the Staff’s comment. Please see page II-2 of the Registration Statement.

*    *    *    *    *

In addition to responding to your comments in the Amendment No. 1 to the Registration Statement, we have updated our financial statements and revised our disclosure in the Management section to reflect the fact that Jerome Simon joined the Company’s Board of Directors, replacing a vacancy created by the resignation of Ian Isaacs on February 16, 2006.

For your convenience, we have supplementally provided you with (i) four copies of Amendment No. 1 to the Registration Statement; and (ii) four blacklined copies of Amendment No. 1 to the Registration Statement reflecting the changes made to the previous filing of the Registration Statement.

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 872-1095.

Sincerely, /s/ Kerry E. Berchem Kerry E. Berchem

cc:    Leonard Goldberg
         Bruce Mendelsohn